UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2024

Commission file number: 001-41334

RAIL VISION LTD.

(Translation of registrant’s name into English)

15 Ha’Tidhar St

Ra’anana, 4366517 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

On March 12, 2024, Mr. Amitay Weiss resigned from the Board of Directors (the “Board”) of Rail Vision Ltd. (the “Company”). Mr. Weiss’s resignation was not due to any disagreement with the company or its management.

On March 12, 2024, the Board appointed Ariel Dor to the Board, to serve until the Company’s next annual general meeting of shareholders. The following is brief biography of Mr. Dor:

Ariel Dor is a seasoned entrepreneur and leader in the fields of engineering and business. From 2011 to 2013, Mr. Dor served as the Team Leader of the Aerospace division at Elbit Systems. From 2014 to 2015, he served as Business Unit Director at Galooli Fleet & Energy, a subsidiary of the Galooli Group that specializes in IoT solutions for vehicles. Transitioning to the autonomous vehicle industry, Mr. Dor served as the Co-CEO of Foresight Autonomous Holdings from 2016 to 2019. In 2019, Mr. Dor founded Upsellon Brands Holdings and has served as its CEO since that time. Upsellon Brands is an innovative e-commerce dedicated to revolutionizing the landscape of Amazon FBA aggregation. Mr. Dor holds a B.Sc. in Electrical Engineering from the Tel Aviv University.

This Report is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-271068, 333-272933 and 333-276869) and Form S-8 (Registration No. 333-265968), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rail Vision Ltd.

Date: March 14, 2024	By:	/s/ Ofer Naveh
		Name:	Ofer Naveh
		Title:	Chief Financial Officer

2